UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 11, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vical Incorporated

File No. 000-21088 - CF#31704

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Vical Incorporated submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 4, 2011 and to a Form 10-Q August 8, 2012.

Based on representations by Vical Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3 to the Form 10-Q filed on November 4, 2011   through November 4, 2017
Exhibit 10.4 to the Form 10-Q filed on November 4, 2011   through November 4, 2017
Exhibit 10.5 to the Form 10-Q filed on August 8, 2012   through November 4, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary